SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 13) (1)

SANDATA, INC.
(Name of Issuer)

Common Stock par value $.001 per share
(Title of Class of Securities)

799-778-204
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-(c)

[  ]  Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 799-778-204                     13G

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GARY STOLLER

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [  ]

                                                              (b)  [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

NUMBER            5.       SOLE VOTING POWER

OF SHARES                  143,500

BENEFICIALLY      6.       SHARED VOTING POWER

OWNED BY EACH              21,000

REPORTING         7.       SOLE DISPOSITIVE POWER

PERSON                     143,500

WITH              8.       SHARED DISPOSITIVE POWER

                           21,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         164,500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.3%

12.      TYPE OF REPORTING PERSON*

         IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


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                       SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Sandata, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  26 Harbor Park Drive
                  Port Washington, NY  11050

Item 2(a).        Name of Person Filing:

                  Gary Stoller

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  26 Harbor Park Drive
                  Port Washington, NY  11050

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Shares, par value $.001 per share

Item 2(e).        CUSIP Number:

                  799-778-204

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  [  ]  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)  [  ]  Investment company registered under Section 8 of the Investment
           Company Act.

(e)  [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  [  ]  An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F);

(g)  [  ]  A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G);

(h)  [  ]  A savings association as defined in Section 3(b) of the
           Federal Deposit Insurance Act;

(i)  [  ]  A church  plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

           Provide the following  information regarding the aggregate number
           and   percentage  of  the  class  of  securities  of  the  issuer identified in Item 1.

(a)        Amount beneficially owned:

           164,500 Includes 143,500 shares issuable upon the exercise of options which are currently exercisable.
           Includes 21,000 held in trusts for Mr. Stoller's children, of which Mr. Stoller is Co-Trustee.

(b)        Percent of Class:

           6.3%

(c)        Number of shares as to which such person has:

           (i)     Sole power to vote or to direct the vote 143,500,

           (ii)    Shared power to vote or to direct the vote 21,000,

           (iii) Sole power to dispose or to direct the disposition of 143,500,

           (iv) Shared power to dispose or to direct the disposition of 21,000.

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Inapplicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. Inapplicable

Item 8.    Identification and Classification of Members of the Group.

           If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. Inapplicable

Item 9.    Notice of Dissolution of Group.

           Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. Inapplicable

Item 10.   Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

           "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect." Inapplicable

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

           "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect." Inapplicable

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 1, 2000
(Date)

/s/ Gary Stoller
(Signature)

Gary Stoller
(Name)